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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A

                     SOLICITATION/RECOMMENDATION STATEMENT
                        PURSUANT TO SECTION 14(D)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

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                             TRIANGLE PACIFIC CORP.
                           (NAME OF SUBJECT COMPANY)

                             TRIANGLE PACIFIC CORP.
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                    89591210
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                E. DWAIN PLASTER
             VICE PRESIDENT, TREASURER AND CHIEF FINANCIAL OFFICER
                             TRIANGLE PACIFIC CORP.
                              16803 DALLAS PARKWAY
                                DALLAS, TX 75266
                                 (214) 887-2000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                          THE PERSON FILING STATEMENT)

                                WITH A COPY TO:

                             JEFFREY J. ROSEN, ESQ.
                             O'MELVENY & MYERS LLP
                        153 EAST 53RD STREET, 53RD FLOOR
                               NEW YORK, NY 10022
                                 (212) 326-2000

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  This Amendment No. 2 amends and supplements the information set forth in the
Solicitation/ Recommendation Statement Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934 on Schedule 14D-9 originally filed on June 19, 1998, as amended by Amendment No. 1 thereto filed on June 29, 1998 (the "Schedule 14D-9"), by Triangle Pacific Corp., a Delaware corporation (the "Company"). The Schedule 14D-9 relates to the tender offer by Sapling Acquisition, Inc. ("Merger Sub" or "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Armstrong Worldwide Industries, Inc., a Pennsylvania corporation ("Armstrong" or "Parent"), disclosed in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated June 19, 1998, as amended, to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company at a price of $55.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 19, 1998, as amended, and the related Letter of Transmittal. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (B) BACKGROUND; REASONS FOR THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS.

  Item 4(b): "--Reasons for the Recommendation of the Company's Board of Directors" of the Schedule 14D-9 is hereby amended by restating the paragraph immediately following item (13) on page 17 of the Schedule 14D-9 as follows:

  The foregoing factors were all of the material factors considered by the Board in making its decision. The Board did not assign relative weights to the above factors or determine that any factor was of particular or controlling significance. The Board did consider each such material factor in arriving at its decision, which was based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to different factors. With respect to the financial condition, results of operation, cash flows and prospects of the Company (item 2), the current status of the industries in which the Company competes (item 7), and the Company's prospects if it were to remain independent (item 3), the Board considered management's success in growing revenues and earnings in previous years and also noted that present market conditions were favorable for the Company because of a strong housing sector and low interest rates. An increase in interest rates, perhaps accompanied by a weakening housing or remodeling sector, the Board recognized, could pose additional challenges for the Company. In light of increasing consolidation in the flooring industry, the strength of the Company's performance in recent years and the timing of the transactions in the business cycle, the Board felt the transactions contemplated by the Merger Agreement provided a particularly attractive opportunity for the Company's stockholders.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  Item 5 of the Schedule 14D-9 is hereby amended by adding immediately following the penultimate paragraph of such section the following paragraph:

  Salomon Smith Barney is acting as one of two co-managing underwriters in a secondary offering by Armstrong of its shares in a publicly traded company. Salomon Smith Barney was not the managing underwriter in such offering and is being compensated on customary terms for its services in connection therewith (estimated to be less than $1 million). A related concurrent offering with respect to which Salomon Smith Barney was also acting as a co-manager was withdrawn.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

LITIGATION

  On June 23, 1998 an amended purported class action complaint was filed in the Court of Chancery of Delaware by Pinna Yosevitz in full substitution of the purported class action complaint filed by Pinna Yosevitz on June 15, 1998. The purported class action was brought individually and on behalf of other stockholders of the

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Company similarly situated against the Company, its directors and Parent. The lawsuit is styled Pinna Yosevitz v. Floyd F. Sherman et. al. (C.A.No. 16447-
NC) and seeks, among other things, a preliminary and permanent injunction against the Offer and the Merger, rescission of the Offer and the Merger if they are consummated, and compensatory damages. The complaint asserts, among other things, that (i) the Company's stockholders cannot determine, based on materials provided in the Offer, the intrinsic value of their Shares and whether the acquisition by Parent is preferable over other alternatives or is fair; (ii) the Company's stockholders are unable to rely upon the integrity of the fairness opinion rendered by Salomon Smith Barney, the Company's financial advisor, in light of alleged conflicts of interest; (iii) as a result of the receipt of consideration for the cancellation of their outstanding options, certain of the individual defendants have interests in the proposed transaction that conflict with those of the public stockholders of the Company; (iv) the individual defendants have not acted reasonably and in compliance with their fiduciary duties to the Company's stockholders in a manner designed to obtain the highest possible price for the Company's public stockholders; (v) the intrinsic value of the Company is materially in excess of the Offer Price giving due consideration to anticipated operating results, net asset value, cash flow and profitability of the Company; (vi) the Offer Price is not the result of an appropriate consideration of the value of the Company's business because the board of directors of the Company approved the Merger without undertaking appropriate steps to ascertain the Company's value;
(vii) by entering into the agreement with Parent, the individual defendants have allowed the price of the Company's common stock to be capped, thereby depriving the stockholders of an opportunity to realize any increase in the value of their Shares; and (viii) the individual defendants did not appoint or retain any truly independent person or entity to negotiate for or on behalf of the Company's public stockholders to promote their best interests in the Merger. The complaint alleges that the defendants' have participated in unfair dealing toward the public stockholders and have engaged in and substantially aided and abetted each other in breach of fiduciary duties owed by them to the stockholders. The complaint further asserts that Parent has knowingly aided and abetted the alleged breaches of fiduciary duty committed by the individual defendants.

  In connection with the purported class action lawsuit, on June 19, 1998, the plaintiff served defendants with a first request for production of documents.

  The Company, Parent and the other defendants have negotiated a proposed settlement with the plaintiff in the purported class action. Pursuant to a memorandum of understanding entered into by counsel for the defendants and the plaintiff, (i) the Company has agreed to include in an amendment to its
Schedule 14D-9, which amendment will be mailed to stockholders of the Company, the additional information with regard to Salomon Smith Barney's relationship with Armstrong set forth above in Item 5 of this Amendment No. 2, (ii) Parent and Merger Sub have agreed to include in a supplement to the Offer to Purchase, certain additional information with respect to estimates of the Company's projected results of operation that had been furnished to Parent, and (iii) the defendants have agreed not to oppose an application for legal fees and expenses by the plaintiff's attorneys in an amount of not more than $275,000 and $25,000, respectively. Pursuant to the proposed settlement, the action will be dismissed with prejudice and the defendants will be released from claims that were or could have been asserted in such action. Because the action is a putative class action, the proposed settlement is subject to reasonable confirmatory discovery, certification of the plaintiff class of the Company's stockholders, notice to the class and court approval. A copy of the memorandum of understanding is filed as Exhibit P to this Statement and is incorporated herein by reference.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

Exhibit P
     Memorandum of Understanding dated July 1, 1998 among the plaintiff and counsel for the plaintiff and the defendants.

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Triangle Pacific Corp.

                                          By: /s/ E. Dwain Plaster
                                            -----------------------------------
                                                 Name: E. Dwain Plaster
                                          Title: Vice President, Treasurer and
                                                 Chief Financial Officer

Dated: July 1, 1998

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                                 EXHIBIT INDEX

Exhibit P
     Memorandum of Understanding dated July 1, 1998 among the plaintiff and counsel for the plaintiff and the defendants